Via Edgarlink and Overnight Delivery

October 31, 2007

Michael Fay

United States Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3561

Washington, D.C. 20549

Re:	Supplemental Response Letter Regarding

Steakhouse Partners, Inc.

Form 10-K: For the year ended December 26, 2006

Form 10-Q: For the thirteen week period ended June 26, 2007

File No: 0-23739

Dear Mr. Fay:

This letter is being filed by Steakhouse Partners, Inc. (the “Company”) in response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated September 20, 2007 (the “Comment Letter”) regarding the Company’s above-referenced periodic reports. This letter supplements the letter filed by the Company on October 19, 2007.

The numbering of the paragraphs below corresponds to the numbering of the Comment Letter. Capitalized terms used but not defined herein shall the meanings assigned in the above-referenced periodic reports.

Note 3: Summary of Significant Accounting Policies, page F-10

1.	We note that you operate in three “distinctive” steakhouse markets. Please tell us what consideration you have given to reporting each of these markets as a separate operating segment in accordance with SFAS 131. If you are aggregating the three segments based upon the guidance provided in paragraph 17 of the standard, tell us how you have determined that each segment is economically similar in their financial performance. As part of your response, provide us the information reviewed by your chief decision maker to allocate resources and assess performance for all periods presented.

Response: The Company operates three “distinctive” restaurant concepts or brands, but has only one operating segment. Pursuant to SFAS 131, an operating segment is a component of an enterprise that: (a) engages in business activities from which it may earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and (c) for which discrete financial information is available. Applying this definition, the Company has only one operating segment – the mid-priced, full service steakhouse restaurant segment.

All of the restaurant units engage in substantially similar business activities, are managed through a central management and report results through one income statement. All of the Company’s restaurants are engaged in the mid-priced, full service steakhouse business providing substantially similar products

Michael Fay

October 31, 2007

Page Two

and services. The restaurant units are not operated or evaluated on a concept or brand basis. Instead, they are managed by Company management with regional managers, who are responsible for all restaurant units within a particular geographic region without regard to brand or concept, reporting to the chief operating decision maker who evaluates the performance of all of the Company’s units and makes decisions about resources and performance. Decisions with respect to resources are made on a Company-wide basis with all restaurant units using the same vendors and suppliers and providing substantially similar products and services to their customers. Specifically, the chief operating decision maker evaluates and considers on a unit by unit and Company-wide basis budgets, capital-spending reports, inventory analysis, trend analysis, yield analysis and other relevant information in making decisions regarding performance and resource allocation. Further, the Company does not regularly maintain financial information on a restaurant concept or brand basis. Instead, results of all restaurant units are reported internally on one income statement without regard to brand or concept. Therefore, since resources are not allocated and performance is not assessed by brand or concept and discrete financial information is not maintained by concept or brand, the Company respectfully submits that the Company’s different concepts or brands are not separate operating segments, and the Company has only one operating segment.

To further address this comment, the Company will revise the discussion of its concepts or brands in future filings to clarify that they are not separate operating segments.

Comments 2, 3, 6 and 7

Response: To address the concerns raised in comments 2, 3, 6 and 7 of the Comment Letter, the Company is reevaluating its goodwill and tradenames as well as the procedures for testing for impairment. The results of such evaluation will be reported in the Company’s quarterly report on Form 10-Q for the quarter ended September 25, 2007. Going forward, the Company will test its goodwill and tradenames for impairment at least annually and more frequently than annually if an event occurs that may result in an impairment. Events the Company believes will trigger the need to test for impairment, include without limitation, major declines in revenue, cessation of business at one of more locations, a casualty loss or any other event that management reasonably believes might result in an impairment.

********

In addition, and per the Staff’s request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions should be directed to Joseph L. Wulkowicz, Vice President & Controller, at (858) 635-3859 or by fax at (858) 536-1791 with a copy to the Company’s outside counsel, Christopher Forrester, Morrison & Foerster LLP at (858) 720-5110 or by fax at (858) 523-2809.

Michael Fay

October 31, 2007

Page Three

Thank you for your assistance in this matter.

Sincerely,

Steakhouse Partners, Inc.

/s/ Joseph L Wulkowicz
Joseph L Wulkowicz
Vice President & Controller